UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. April 26, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced the following information:

1.	Today, the Company held its 48th Annual General Shareholders’ Meeting and agreed to, among others, the following items:

(a)	To approve the Company’s Balance Sheet, the Annual Report, the Financial Statements and the External Auditors’ Report for the year ended December 31, 2022.
(b)	To appoint PricewaterhouseCoopers Consultores, Auditores SpA as the Company’s External Auditors for the period January 1 through December 31, 2023.
(c)	To approve the distribution of a final dividend as recommended by the Board of Directors and communicated as an essential fact (hecho esencial) on March 22, 2023.
(d)	Company Board elections, it was decided that the Board would be composed of the following members: Gina Ocqueteau Tacchini, Antonio Gil Nievas, Gonzalo Guerrero Yamamoto, Patricio Contesse Fica, Ashely Luke Ozols, Hernán Büchi Buc, Antonio Schneider Chaigneau and Xu Tieying, with Mrs. Ocqueteau and Mr. Gil being independent.
(e)	To approve the remuneration structure for the Board members, and the members of the Board committees, and expenses associated with each.

2.	In an extraordinary Board meeting on the same day, the Board agreed to appoint Mr. Gonzalo Guerrero Yamamoto as Chairman of the Board and Mr. Patricio Contesse Fica as Vice Chairman of the Board.

3.	At the same time, the Board agreed that the composition of the Board Committees would be as follows:

(a)	Audit/Directors’ Committee: Gina Ocqueteau Tacchini, Antonio Gil Nievas and Ashely Luke Ozols;
(b)	Corporate Governance Committee: Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying;
(c)	Safety, Health and Environment Committee: Antonio Schneider Chaigneau, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 26, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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